SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30370]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

January 25, 2013

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of January 2013. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on February 19, 2013, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-8010.

Value Line U.S. Government Money Market Fund Inc. [File No. 811-2898]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

The applicant has transferred its assets to Daily Income Fund and, on October 19, 2012, made a

final distribution to its shareholders based on net asset value. Expenses of $71,500 incurred in

connection with the reorganization were paid by applicant.

Filing Date: The application was filed on January 9, 2013.

Applicant's Address: 7 Times Sq., 21st Floor, New York, NY 10036.

Helios Strategic Mortgage Income Fund, Inc. [File No. 811-21102]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. The applicant has transferred its assets to Helios Total

Return Fund Inc. and, on April 2, 2012, made a final distribution to its shareholders based on net

asset value. Expenses of $375,151 incurred in connection with the reorganization were paid by

applicant and the acquiring fund.

Filing Date: The application was filed on December 26, 2012.

Applicant's Address: Three World Financial Center, 200 Vesey St., New York, NY 10281-1010.

Foresight Funds Inc. [File No. 811-21385]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On December 7, 2012, applicant made a liquidating distribution to its shareholders, based on net

asset value. Expenses of $500 incurred in connection with the liquidation were paid by Foresight

Asset Management, LLC, applicant's investment adviser.

Filing Date: The application was filed on December 18, 2012.

Applicant's Address: 1634 Pebble Chase Dr., Katy, TX 77450.

BlackRock Credit Allocation Income Trust I, Inc. [File No. 811-21341]
BlackRock Credit Allocation Income Trust III [File No. 811-21280]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicants have transferred their assets to BlackRock Credit Allocation Income Trust IV and, on December 10, 2012, made final distributions to their shareholders based on net asset value. Expenses of $219,798 and $247,780, respectively, incurred in connection with the reorganizations were paid by each applicant.

Filing Date: The applications were filed on January 15, 2013.

Applicants' Address: 100 Bellevue Parkway, Wilmington, DE 19809.

Delaware Investments Global Dividend and Income Fund, Inc. [File No. 811-8246]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Delaware Enhanced Global Dividend and Income Fund, and on October 5, 2011, applicant made a distribution to its shareholders based on net asset value. The Bank of New York Mellon is holding in escrow applicant's remaining shares of the acquiring fund for the benefit of those former shareholders of applicant who have not turned in their physical share certificates. Expenses of approximately $233,975 incurred in connection with the reorganization were paid by applicant, the acquiring fund and Delaware Management Company, applicant's investment adviser.

Filing Date: The application was filed on November 20, 2012.

Applicant's Address: 2005 Market St., Philadelphia, PA 19103-7094.

Man Long Short Fund [File No. 811-22430]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant currently has fewer than 100 beneficial owners, is not presently making an offering of securities and does not propose to make any offering of securities. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(1) of the Act until final payment in liquidation of its remaining assets.

Filing Dates: The application was filed on November 13, 2012, and amended on January 4, 2013.

Applicant's Address: 452 Fifth Ave., 25th Floor, New York, NY 10018.

Dividend Growth Trust [File No. 811-9497]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to a corresponding series of Goldman Sachs Trust and, on February 27, 2012, made a final distribution to its shareholders based on net asset value. Expenses of approximately $508,974 incurred in connection with the reorganization were paid by Goldman Sachs Asset Management, L.P., investment adviser to the acquiring fund, and Dividend Asset Capital, LLC (formerly Dividend Growth Advisors, LLC), investment adviser to the applicant.

Filing Dates: The application was filed on October 4, 2012, and amended on January 16, 2013.

Applicant's Address: 58 Riverwalk Blvd., Building 2, Suite A, Ridgeland, SC 29936.

Fifth Third Funds [File No. 811-5669]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred the assets of four of its series to series of Money Market Obligations

Trust and, on September 7, 2012, made final distributions to shareholders of those series based on net asset value. Applicant has transferred the assets of its remaining series to series of Touchstone Investment Trust, Touchstone Funds Group Trust and Touchstone Strategic Trust and, on September 10, 2012, made final distributions to shareholders of those series based on net asset value. Expenses of $1,499,259 incurred in connection with the reorganization were paid by Fifth Third Asset Management, Inc., applicant's investment adviser, and by Touchstone Advisors, Inc. and Federated Investors, Inc., each an investment adviser to certain acquiring funds.

Filing Dates: The application was filed on November 9, 2012, and amended on January 17, 2013.

Applicant's Address: 38 Fountain Square Plaza, Cincinnati, OH 45263.

Integrity Fund of Funds Inc. [File No. 811-8824]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 21, 2012, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on January 4, 2013.

Applicant's Address: 1 Main St. North, Minot, ND 58703.

Legg Mason Capital Management Value Trust Inc. [File No. 811-3380]
Legg Mason Capital Management Special Investment Trust Inc. [File No. 811-4451]
Legg Mason Capital Management Growth Trust Inc. [File No. 811-8966]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. Applicants have transferred their assets to corresponding series of Legg Mason Global Asset Management Trust, and on February 29, 2012, made final distributions to their shareholders based on net asset value. Expenses of approximately $60,852, $21,282 and $7,359, respectively, incurred in connection with the reorganizations were paid by each applicant.

Filing Dates: The application was filed on September 25, 2012, and amended on January 23, 2013.

Applicants' Address: 100 International Dr., 7th Floor, Baltimore, MD 21202.

Delaware Group Equity Funds III [File No. 811-1485]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its asset to a series of Voyager Mutual Funds III, and on October 22, 2010, made a final distribution to its shareholders based on net asset value. Expenses of approximately $208,564 incurred in connection with the reorganization were paid by applicant, the acquiring fund and Delaware Management Company, applicant's investment adviser.

Filing Dates: The application was filed on November 20, 2012, and amended on January 24, 2013.

Applicant's Address: 2005 Market St., Philadelphia, PA 19103-7094.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary